Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Triangle Petroleum Corporation:

We consent to the use of our report dated April 13, 2012, except for note 9 as to which the date is May 18, 2012, with respect to the consolidated balance sheet of Triangle Petroleum Corporation and subsidiaries as of January 31, 2012, and the related consolidated statements of operations, stockholders’ equity, comprehensive loss, and cash flows for the year then ended, and our report dated April 13, 2012 with respect to the effectiveness of internal control over financial reporting as of January 31, 2012, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado

December 18, 2012